UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2012

OR

  ☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-05571

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RadioShack 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RADIOSHACK CORPORATION
300 RadioShack Circle
Mail Stop CF5-327
Fort Worth, Texas 76102

RADIOSHACK 401(k) PLAN

FINANCIAL STATEMENTS

At June 30, 2012 and June 30, 2011
and for the Plan Years Ended June 30, 2012 and June 30, 2011

Supplemental Schedule at June 30, 2012

RADIOSHACK 401(k) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page Number

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits	5

Statements of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7

SUPPLEMENTAL SCHEDULE:

Form 5500 Schedule H, line 4i - Schedule of Assets (Held at End of Year)	14

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
RadioShack 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the RadioShack 401(k) Plan as of June 30, 2012 and 2011, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the RadioShack 401(k) Plan as of 2 and 2011, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Form 5500 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/   Whitley Penn LLP

Fort Worth, Texas
December 20, 2012

RADIOSHACK 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of June 30
	2012	2011
Assets
Investments at fair value
Investments in common and collective trust funds	$37,015,683	$33,849,277
Mutual funds	151,372,787	158,055,486
Common stock	12,534,202	39,580,506
Total investments	200,922,672	231,485,269

Receivables
Notes receivable from participants	8,096,307	8,673,901
Employer receivables	261,334	269,423
Total receivables	8,357,641	8,943,324
Non-interest bearing cash	1,134	-

Net assets available for benefits	$209,281,447	$240,428,593

The accompanying notes are an integral part of these financial statements

RADIOSHACK 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Plan Years Ended June 30
	2012	2011
Investment (loss) / income:
Dividends	$4,150,418	$2,809,790
Net (depreciation) / appreciation in fair value of assets	(29,047,086)	17,968,282
Total investment (loss) / income	(24,896,668)	20,778,072

Participant loan interest	375,849	503,049

Contributions:
Participants	9,822,752	11,383,471
Employer	5,494,437	6,009,467
Total contributions	15,317,189	17,392,938

Deductions:
Benefits paid to participants	(21,474,429)	(30,070,151)
Administrative expenses	(469,087)	(441,455)
Total deductions	(21,943,516)	(30,511,606)

Net (decrease) / increase in net assets available for benefits	(31,147,146)	8,162,453

Net assets available for benefits at beginning of period	240,428,593	232,266,140

Net assets available for benefits at end of period	$209,281,447	$240,428,593

The accompanying notes are an integral part of these financial statements.

RADIOSHACK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of the Plan
The following description of the RadioShack 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Summary Plan Description, which also constitutes the Plan’s prospectus, for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution employee benefit plan covering eligible employees of RadioShack Corporation, its divisions and subsidiaries (the “Company” or “RadioShack”).  The Plan is an individual account plan with multiple, participant-directed investment options and is intended to conform to and qualify under Section 401 of the Internal Revenue Code (the “Code”), as amended.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

At June 30, 2012 and June 30, 2011, there were 3,003 and 3,257 employees of the Company participating in the Plan and 14,086 and 16,232 employees eligible to participate, respectively.  The Plan is fully participant directed, and available investments consist of RadioShack common stock, registered investment companies, common and collective trust funds, and money market funds.

Administration
The Plan is administered by an Administrative Committee appointed by the Board of Directors of the Company.  The Company’s Board of Directors has appointed Wells Fargo Bank, National Association (“Wells Fargo”) as the Plan’s trustee.

Eligibility
An employee is eligible to participate in the Plan on the one year anniversary of the date employment with the Company began, provided, however, if he or she has not completed a year of service prior to the one year anniversary of the employment commencement date, he or she will not be eligible to participate in the Plan until they do so.  A “year of service” means a consecutive twelve month period during which he or she completes at least 1,000 hours of service with RadioShack.  An “hour of service” is each hour for which one is entitled to be paid by the Company (1) for the performance of duties, (2) due to vacation, holiday, illness, incapacity (including disability), layoff, jury duty, or other similar reason, or (3) as back pay either awarded or agreed to by the Company.

Participant Contributions
Through authorized payroll deductions, participants may contribute, on a pre-tax basis, up to 75%, in increments of 1%, of their annual compensation.  During the Plan year ended June 30, 2012, in accordance with the provisions of the Code, participants generally could not elect more than $17,000 in pre-tax contributions during the 2012 calendar year.  Participants who were age 50 and over in 2012 were permitted to contribute additional “catch-up” contributions of up to $5,500 during the calendar year.

Participants may direct their contributions into various investment options.  Participants may elect to allocate their total contributions to the various investment options in increments of 1% and may change their investment options daily, subject to certain restrictions on such changes imposed by the Plan’s investment funds.

Participants are not subject to federal income taxation on their contributions and earnings on Plan investments until withdrawn from the Plan.

Distributions from another qualified plan can be transferred into the Plan.  During the Plan years ended June 30, 2012 and 2011, rollover accounts in the amount of $351,765 and $910,252, respectively, were transferred into the Plan and are included in participant contributions on the statements of changes in net assets available for benefits.

Company Contributions
All Company contributions are discretionary and may change or be suspended in future years.  Through June 30, 2012, the Company contributed an amount to each participant’s account maintained under the Plan equal to 100% of the participant’s contributions up to 4% of his or her annual compensation.  Company contributions are made directly to the Plan, are made in cash, and are invested in accordance with the Plan.

Participant Accounts
Each participant’s account is credited or debited with the participant’s contribution and allocations of (1) the Company’s discretionary matching contribution, and (2) Plan earnings or losses.  Allocations are based on the participant’s contribution or number of shares held, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Effective July 1, 2006, active participants own 100% of the balance in their Plan accounts, including their matching account.

Benefits Paid to Participants
Participants who withdraw from the Plan may receive the vested portion of their accounts under one of four withdrawal methods summarized as follows:
(a)	Single lump sum payment in cash;
(b)	Part cash and part securities; or
(c)	If account balance exceeds $5,000, monthly installments not to exceed ten years; or
(d)	A direct rollover to an eligible retirement plan.

Forfeited Accounts
Forfeited amounts include non-vested accounts of terminated participants (prior to July 1, 2006) and unclaimed benefit payments as described in the Plan document.  Forfeitures are used to reduce employer contributions.  A total of $19,100 and $11,992 was forfeited and used to offset employer contributions for the Plan year ended June 30, 2012 and 2011, respectively.  At June 30, 2012 and June 30, 2011, unallocated forfeited balances were insignificant.

Loans to Participants
The Plan may make a loan to a participant in an amount that is not less than $1,000 and, when added to the outstanding balance of all other loans to the participant under the Plan, does not exceed the lesser of $50,000 or 50% of the value of the participant’s vested account.  As of July 1, 2009, participants may not have more than two loans outstanding at any one time, provided however, they may have more than two but not more than four loans outstanding on or after July 1, 2009, if those loans were outstanding on June 30, 2009.  Additionally, no loan may exceed an amount that would cause the total of principal and interest payments on all outstanding loans to exceed 25% of the participant’s regular payroll period earnings.  Loans are repaid through authorized payroll deductions.  The term of the loan must be at least six months (or multiples thereof) and may not exceed five years.  The loans are collateralized by the balance in the participant’s vested account and bear interest at rates fixed by the Administrative Committee.  The determination of these rates is typically based upon the Prime Rate plus one percent (1%) as published in the Wall Street Journal on the first business day of each month.  However, the Administrative Committee may, from time to time in its discretion, utilize other standards to set interest rates and change the rates for loans.  For the Plan years ended June 30, 2012 and 2011, interest rates on participant loans ranged from 4.25% to 10.50%.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, as well as the right to terminate the Plan, subject in each case to the provisions of ERISA.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value in the accompanying statements of net assets available for benefit.  Shares of registered investment companies are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year end.  Common stock is valued at its closing market price.  Common and collective trust funds are valued based on the NAV of the underlying investments.

Purchases and sales of securities are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

The net appreciation in fair value of investments includes realized gains and losses on sales during the year and current year changes in unrealized appreciation in fair value of investments held at year end, less investment management fees.

Fair Value Measurement
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Financial Accounting Standards Board (“FASB”) ASC No. 820, Fair Value Measurements, establishes a framework for measuring fair value.  The framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The highest priority, Level 1, is given to unadjusted quoted prices in active markets for identical assets or liabilities.  The lowest priority, Level 3, is assigned to unobservable inputs.  The three levels are described as follows:

Level 1. Inputs are unadjusted quoted prices for identical assets or liabilities in active markets.  Level 1 assets within the Plan are valued at the published price in active markets (NYSE, NASDAQ, or the Chicago Board of Trade).

Level 2. Inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and inputs other than quoted prices that are observable for the asset or liability.  Common and collective trust funds representing Level 2 assets are valued at the NAV of shares held by the Plan at year end.  Some of these investments impose a redemption fee if participant accounts are moved in and out within a defined time period.  However, there are no other restrictions on the redemption of these common collective trust funds at NAV.

Level 3. Valuation inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement.  At June 30, 2012 and June 30, 2011, none of the Plan assets were considered Level 3 investments.

The calculations described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  Below are the Plan’s financial instruments carried at fair value on a recurring basis as of June 30.

June 30, 2012	Level 1	Level 2	Total

Investments in common and collective trust funds	$-	$37,015,683	$37,015,683

Mutual funds
International funds	9,930,192	-	9,930,192
Growth funds	58,207,458	-	58,207,458
Target date funds	73,562,769	-	73,562,769
Index funds	9,672,368	-	9,672,368

Common stock - RadioShack Corporation	12,534,202	-	12,534,202

Total investments	$163,906,989	$37,015,683	$200,922,672

June 30, 2011	Level 1	Level 2	Total

Investments in common and collective trust funds	$-	$33,849,277	$33,849,277

Mutual funds
International funds	12,127,094	-	12,127,094
Growth funds	59,232,173	-	59,232,173
Target date funds	77,553,003	-	77,553,003
Index funds	9,143,216	-	9,143,216

Common stock - RadioShack Corporation	39,580,506	-	39,580,506

Total investments	$197,635,992	$33,849,277	$231,485,269

Concentration, Market and Credit Risk
The Plan provides investment alternatives in a variety of stock, registered investment companies, and other investment securities.  Investments are exposed to various risks, such as interest rate, market, and credit risk.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Plan’s statement of net assets available for benefits.

Additionally, some investments held by the Plan are invested in the securities of foreign companies.  This investment involves special risks not typically associated with investments in the securities of US companies.  Those risks include currency fluctuation, less reliable information about the issuers of securities, and possibly adverse political and economic developments.

 At June 30, 2012, and June 30, 2011, approximately 6% and 17% respectively of the investments of the Plan consisted of securities of its sponsor, RadioShack Corporation.  As of December 18, 2012, the Company’s stock price closed at $2.23.  At June 29, 2012, and June 30, 2011, the Company’s stock price closed at $3.84 and $13.31 respectively.

Benefits Paid to Participants
Benefits paid to participants are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants are recorded at the unpaid principal balance.

Administrative Expenses
Wells Fargo is responsible for both the management and recordkeeping of the Plan’s assets.  Any administrative expenses of the Plan paid directly to Wells Fargo by the Company are not a component of the changes in net assets available for Plan benefits.  Administrative expenses paid by participants are summarized in the accompanying statements of changes in net assets available for benefits, and include loan origination, investment trading, and withdrawal processing fees.

New Accounting Standards

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in GAAP and International Financial Reporting Standards (“IFRS”).  ASU 2011-04 amended ASC 820, Fair Value Measurements, to converge the fair value measurement guidance in GAAP and IFRS.  Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820.  Also, ASU 2011-04 requires additional fair value disclosures.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2012.  We will adopt ASU 2011-04 effective with the Plan year beginning July 1, 2012.  We do not expect the adoption of ASU 2011-04 to have a material effect on the Plan’s financial statements.

3.	Plan Investments
The following table presents the individual investments that exceeded 5% or more of the Plan’s net assets at June 30, 2012, and June 30, 2011, respectively.

	June 30, 2012		June 30, 2011
	Shares/Units	Fair Value	Shares/Units	Fair Value

Harbor Capital Appreciation Fund	792,381	$32,424,246	799,971		$31,854,842
WFA Heritage Money Market Fund	1,634,993	$20,017,113	1,517,250		$18,570,944
T. Rowe Price Retirement 2025 Fund	1,279,289	$15,901,561	1,316,654		$16,668,840
PIMCO Total Return Fund	728,554	$14,673,009	726,286		$13,678,533
T. Rowe Price Retirement 2020 Fund	827,149	$14,078,077	861,487		$14,869,270
RadioShack Corporation Common Stock	3,264,115	$12,534,202	2,973,742		$39,580,506
T. Rowe Price Retirement 2015 Fund	870,401	$10,723,336	*	$		*
Harbor International Fund	*	*	186,887		$12,127,094

*Investment did not exceed 5% or more of the Plan’s net assets.

During the Plan year ended June 30, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value by ($29,047,086) as follows:

Common stock	$(28,480,120)
Investments in common and collective trust funds	959,849
Registered investment companies	(1,526,815)
$(29,047,086)

4.	Tax Status of the Plan
The Plan has received a determination letter from the Internal Revenue Service dated December 6, 2006.  The Plan was amended and restated effective July 1, 2008, further amended effective November 1, 2009, and is designed in compliance with the applicable requirements of the Code.  An application for an updated determination letter has been submitted to the Internal Revenue Service for approval.  Also, the Administrative Committee believes the Plan is currently being operated in compliance with the applicable requirements of the Code.  Accordingly, employee contributions, employer contributions, and investment earnings of the Plan are not taxable to participants until distributed.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of June 30, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examination for years prior to 2009.

5.	Related Party Transactions
The Plan makes loans to Plan participants and also invests in shares of a money market fund managed by the recordkeeper; therefore these transactions qualify as party-in-interest.  In addition, the Plan invests in the common stock of the Company.  At June 30, 2012, and June 30, 2011, the Plan held 3,264,115 and 2,973,742 shares of common stock of the Company respectively.  This represented approximately 3% of the outstanding common stock shares of the Company on both dates.

6.	Subsequent Events
Effective July 1, 2012, full time employees are eligible upon hire to begin participation in the Plan.  However, there is a one year waiting period for employer matching contributions.

Schedule 1

RADIOSHACK 401(k) PLAN
Form 5500 Schedule H, line 4i – Schedule of Assets (Held at End of Year)
June 30, 2012

PN 001	EIN 75-1047710
(a)	(b)		(c)	(d)
	Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par or maturity date	Current value

	Harbor Capital Appreciation Fund	**	Registered investment company	$32,424,246
*	WFA Heritage Money Market Fund	**	Common and collective trust fund	20,017,113
	T. Rowe Price Retirement 2025 Fund	**	Registered investment company	15,901,561
	PIMCO Total Return Fund	**	Common and collective trust fund	14,673,009
	T. Rowe Price Retirement 2020 Fund	**	Registered investment company	14,078,077
*	RadioShack Corporation	**	Common stock 3,264,115 shares	12,534,202
	T. Rowe Price Retirement 2015 Fund	**	Registered investment company	10,723,336
	Harbor International Fund	**	Registered investment company	9,930,192
	Vanguard Institutional Index Fund	**	Registered investment company	9,672,368
	T. Rowe Price Retirement 2030 Fund	**	Registered investment company	8,966,891
	American Beacon Large Cap Value Fund	**	Registered investment company	7,262,209
	Morgan Stanley Small Company Growth Portfolio	**	Registered investment company	7,059,418
	T. Rowe Price Retirement 2035 Fund	**	Registered investment company	5,739,317
	Royce Total Return Fund	**	Registered investment company	5,483,979
	T. Rowe Price Retirement 2040 Fund	**	Registered investment company	4,878,863
	T. Rowe Price Retirement 2010 Fund	**	Registered investment company	4,032,606
	T. Rowe Price Retirement 2045 Fund	**	Registered investment company	3,813,679
	T. Rowe Price Retirement Income Fund	**	Registered investment company	3,109,318
	Victory Institutional Diversified Stock Fund	**	Registered investment company	3,094,573
	Columbia Small Cap Value Fund II	**	Registered investment company	2,883,033
	Dreyfus Treasury Prime Cash Mgmt	**	Common and collective trust fund	2,325,561
	T. Rowe Price Retirement 2050 Fund	**	Registered investment company	1,763,009
	T. Rowe Price Retirement 2055 Fund	**	Registered investment company	556,112
*	Participant loans		Interest rates ranging from 4.25% to 10.50% with various due dates	8,096,307

				$209,018,979

	*Denotes a party-in-interest to the Plan as defined by ERISA **Cost not required for participant directed investment

Signatures

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RadioShack 401(k) Plan

Date: December 20, 2012	By: /s/ Mark Barfield
Mark Barfield
Vice-President, Treasurer

Index to Exhibits

Exhibit Number              Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm – Whitley Penn LLP